

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Daniel J. Santaniello
Chief Executive Officer
Fidelity D & D Bancorp, Inc.
Blakely & Drinker Streets
Dunmore, PA 18512

        Re: Fidelity D & D Bancorp Inc.
            Registration Statement on Form S-4
            Filed April 23, 2021
            File No. 333-255479

Dear Mr. Santaniello:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Finance

cc: Erik Gerhard, Esq.